SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015
_______________________

BioLineRx Ltd.
 (Translation of registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 9777518, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

We previously reported that we were engaged in discussions with Bellerophon BCM LLC, or Bellrophon, relating to its performance under our license agreement with it in respect of BL-1040. We believed that Bellerophon had breached the license agreement in several ways, and we also disagreed with Bellerophon about the timing of a $12.5 million milestone payment that Bellerophon would owe to us in the future based upon progress in the BL-1040 clinical development program. During the last few months, we continued to hold additional discussions with Bellerophon with the aim of resolving these outstanding issues.

On January 8, 2015, Bellerophon and we entered into an amendment to the BL-1040 license agreement, which has resolved the prior disputes and provided for a release of all our claims against Bellerophon. The amendment has also changed certain milestones and related payments, but the total potential milestone payments to be paid to us under the license agreement remain the same.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: January 14, 2015